Exhibit 4.29

Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. ("Lessor") and AudioCodes Ltd. ("AudioCodes").

Agreement regarding the building and lease of a new building for AudioCodes in “Airport City” (Modiin municipal area as further detailed in the agreement).

Planning and Building Period: The Building will be planned according to AudioCodes’ requirements as further detailed in the agreement. Planning period under the agreement is approximately 6 months. Building period under the agreement is approximately 24 months after AudioCodes’ approval of building plans. Lessor will bear all construction expenses and shall also bear expenses related to Fittings (as defined in the Agreement) and improvements of premises according to AudioCodes’ specifications in an amount up to $500 per square meter. In the event that AudioCodes’ Fittings exceed $500 per meter, AudioCodes will bear the excess costs.

Leased Property: Approximately 13,500 square meters and an additional parking basement of approximately 6,750 square meters, together with 337 open air parking spaces.

Commencement and Lease period:  Upon completion and delivery of the Building according to Plans, for a period of eleven years with an option to extend lease for two additional periods of five years each.

Price: For main premises $7.50 – $12.85 per square meter per calendar month. For service basement area $5.00 – $10.35 per square meter per calendar month. For parking basement area $2.50- $7.85 per square meter per calendar month. The price for parking is $45 per space in the open air parking area. The price difference varies according to the amount expended by Lessor on the Fittings.

All of the above prices exclude all taxes and are converted to New Israeli Shekels (NIS) as of signing of the agreement ($1 US= 3.977 NIS) and linked thereafter to changes in the Israeli Consumer Price Index.

Additional Payments: Building Management Company – 4.87 NIS per square meter per calendar month for main premises only linked to changes in the Israeli Consumer Price Index from January 2005.

Rent increase: Increase may occur after 11 years and the exercise of any of the two option periods. Any rent increase is to be negotiated or settled by arbitration. There is a maximum increase of 12%.

Term: 134 months.  AudioCodes has an option to terminate the agreement February 11, 2014 upon 6 months’ advance notice of its intention to terminate, together with payment of part of the cost of Fittings (as further detailed in the agreement).

Fittings and refurbishment: Lessor shall complete all building works and Fittings in accordance with AudioCodes’ specifications and the technical specifications of the Agreement.

Restrictions on use: AudioCodes is permitted to conduct the business of a high tech company, including, but not limited to, maintaining offices, laboratories and warehouse space, and performing assembly and product repairs. AudioCodes has the right to sublease 75% of building as further detailed in the agreement.

Security Deposit: AudioCodes is required to provide a guarantee for 6,236,289 NIS (Approximately $1,568,000 on date of agreement signing) linked to changes in Israeli Consumer Price Index. AudioCodes is also required to provide 12 promissory notes each of 1,039,382 NIS (Approximately $261,348 on date of agreement signing).